UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 29, 2024

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Sugarfina Corporation
SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Semi-Annual Report on Form 1-SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Unaudited Consolidated Financial Statements and accompanying notes included in this Semi-Annual Report on Form 1-SA. The following information and such Unaudited Consolidated Financial Statements should also be read in conjunction with the audited financial statements and related notes, together with our discussion and analysis of financial position and results of operations, included in our Annual Report on Form 1-K for the year ended December 31, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

Overview

In the first half of 2024, we experienced ongoing impacts from reduced consumer demand amid economic uncertainty and inflation. Nevertheless, we pursued strategic initiatives, including innovative product launches and enhanced brand awareness through social media and celebrity collaborations.

We successfully raised $3.5 million through a Convertible Preferred Stock offering in reliance on Section 4(a)(2) and Rule 506(c) of the Securities Act of 1933 (the “Securities Act”), which will fund our working capital for the 2024 fall and holiday seasons.

Additionally, in early 2024, we launched an earnings improvement initiative focused on:

1.	Reducing selling, general, and administrative expenses via headcount management and cost negotiations.

2.	Closing unprofitable retail locations.

3.	Increasing gross margins through price adjustments and improved freight and material costs.

We cleared excess inventory from 2023, minimizing the need for promotional pricing in 2024, while optimizing our SKU mix and vendor agreements for seasonal products.

Our product launches, including the Lunar New Year and Valentine’s Day collections, showed year-over-year growth. We introduced new offerings like Sour Strawberry gummies and our Shake Your Martini Collection with Chopin premium vodka, alongside upcoming launches with Sanrio for the Hello Kitty® and Friends collections.

We secured approximately 175 new wholesale accounts, opened our first store in Taiwan through a territory agreement with a third-party, and plan to enter China in the latter half of 2024. Additionally, we enhanced our loyalty program and transitioned to a more efficient email marketing service, achieving a public relations reach of over twelve billion verified views.

Net sales for the six months ended June 29, 2024 (“1H 2024”), compared to the six months ended July 1, 2023 (“1H 2023”), declined by 8%, from $10,738,511 to $9,894,475. During the first half of the year, our revenues decreased across our wholesale, e-commerce, and retail channels, primarily due to lower consumer demand amid economic uncertainty and inflation, as well as store closures in our retail channel. Additionally, less promotional pricing led to lower demand in the first half of 2024 and reduced net revenues, but had a positive impact on gross margin as a percentage of net revenue. These decreases were partially offset by a 68% increase in our gifting concierge channel, driven by a significant order from a luxury department store, which contributed to the sales growth during this period, and a 40% increase in our international channel, mainly due to our expansion in Taiwan. Our business is historically seasonal, with approximately 60% or more of revenues typically occurring in the second half of the year. The net loss for the six months ended June 29, 2024, was $4,237,839, compared to a net loss of $3,458,186 for the six months ended July 1, 2023. The 8% decline in net sales and its impact on gross margin, along with the $970,441 in government grant income recognized in the first half of 2023 and a $166,225 loss on asset disposals, contributed to the increase in our net loss. A $1,039,345 reduction in selling, general, and administrative expenses partially offset the increase in our net loss. See “—Results of Operations – Comparison of Results of Operations.”

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. We sell our product assortment indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More and direct to consumer via e-commerce, and our own 16 Sugarfina branded stores (and two short-term pop-up boutiques), and gifting concierge.

The Company’s wholesale sales are our largest channel, and the Company is focusing on further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery, online gifting, and travel and leisure accounts.

As consumer demand and traffic patterns across the retail industry have declined over the last five years, we have been focusing on terminating leases at unprofitable retail locations. In February 2023, we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom’s March 2023 announcement to exit its entire Canadian operations. Furthermore, in June 2023, December 2023, and March 2024, we exercised our option to terminate our remaining Nordstrom shop-in-shop locations in the United States and we are working to convert them to wholesale account stores. Furthermore, in June 2024, we negotiated the early exit of our Las Vegas retail boutique in Resorts World. See ”—Trend Information” describing future retail boutique closures.

The average net price and total volume of products sold drive our revenues. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We aim to keep 4 to 10 weeks of finished goods inventory on hand. We promptly ship our confectionery products to our distribution center after being packaged at our co-packer and then distributed to customers indirectly through our wholesale accounts, directly through e-commerce, our retail stores, or through our gifting concierge platform.

The following table shows information about our revenue and operations, including details about our sales channels and the number of retail stores open at June 29, 2024 and July 1, 2023.

	For the Period January 1, 2024 to June 29, 2024	For the Period January 1, 2023 to July 1, 2023	Percentage Change
Wholesale	$4,617,748	4,882,493	-5%
E-commerce	1,849,843	2,159,358	-14%
Retail	2,124,499	2,886,481	-26%
Gifting Concierge	996,465	592,139	+68%
International	305,920	218,040	+40%
	$9,894,475	$10,738,511	-8%

Number of Sugarfina boutiques	16	17
Number of Sugarfina short-term pop-up boutiques	2	-
Number of Nordstrom SIS	-	2
Total number of Sugarfina shops	18	19

Seasonality

The general seasonal trends common to the confectionery industry affect the Company. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine’s Day, and Easter than at other times of the year. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices, potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugated shipping boxes, films and plastics used to package our products. Weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand influence the prices for raw materials. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing.

In 2023, the Company experienced raw material product cost and wage cost increases, and strategically increased prices in April 2024 to offset those increases, however, those cost increases continued to put downward pressure on gross margin as a percentage of net revenue in the first half of 2024. However, effective August 2023, we negotiated a reduction in freight costs with our primary shipping partner and secured an 8% cost reduction, effective in early 2024, with our largest raw material supplier. We continue to bid-out seasonal products, such as our advent calendars, with multiple vendors to obtain favorable pricing and terms. Additionally, effective April 2024, we increased the prices of our products to partially offset the cost increases we have experienced in the last few years from our suppliers. If our suppliers continue passing through input cost increases, we will raise prices and rationalize our product line to offset the impact.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistical and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs

Depreciation and Amortization

Depreciation and amortization include depreciation of property and equipment, primarily from leasehold improvements at our retail locations and Las Vegas operations center and amortization from our intellectual property portfolio.

Loss on Asset Disposal

We recorded a loss on asset disposals in the first half of 2024, mainly from leasehold improvements, following the early termination of our Las Vegas retail boutique at Resorts World.

Expenses Related to Financing

Other income and expenses consist primarily of the non-cash interest expense associated with our BLG Note (as defined below) to our parent company and interest expense associated with our senior secured line of credit. In 2023, other income and expenses also included government grant income and related interest income. See “—Liquidity and Capital Resources.”

Comparison of Results of Operations

The following table sets forth our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the periods indicated.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2024 to June 29, 2024	For the Period January 1, 2023 to July 1, 2023
NET REVENUE	$9,894,475	$10,738,511

COST OF SALES	4,672,455	5,042,265

GROSS MARGIN	5,222,020	5,696,246

COSTS AND EXPENSES
Selling, general and administrative	8,126,334	9,165,679
Depreciation and amortization	233,694	224,797
Loss on asset disposals	166,225	-
Total costs and expenses	8,526,253	9,390,476

LOSS FROM OPERATIONS	(3,304,233)	(3,694,230)

OTHER (EXPENSE) INCOME
Interest expense (1)	(899,747)	(774,314)
Government grant income	-	970,441
Interest income	-	72,015
Other expense	(9,717)	(12,877)
	(909,464)	255,265

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,213,697)	(3,438,965)

PROVISION FOR INCOME TAXES	24,142	19,221

NET LOSS	(4,237,839)	(3,458,186)

OTHER COMPREHENSIVE (LOSS) GAIN
Foreign currency translation (loss) gain	(6,124)	2,738

TOTAL COMPREHENSIVE LOSS	$(4,243,963)	$(3,455,448)

NET LOSS PER SHARE
BASIC	$(0.69)	$(0.52)
DILUTED	$(0.33)	$(0.27)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,923,593	12,923,593
DILUTED	12,923,593	12,923,593

(1) Includes $784,657 and $700,296 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company for the period January 1, 2024 through June 29, 2024 and January 1, 2023 through July 1, 2023, respectively.

Six Months Ended June 29, 2024 (“1H 2024”) Compared with Six Months Ended July 1, 2023 (“1H 2023”)

Net sales for the six months ended June 29, 2024 (“1H 2024”), decreased by 8%, from $10,738,511 to $9,894,475, compared to the same period in 2023 (“1H 2023”). Lower consumer demand across wholesale, e-commerce, and retail channels due to economic uncertainty, inflation, and retail store closures, drove this decline. Additionally, reduced promotional pricing negatively impacted net revenues but improved gross margin as a percentage of net revenue. However, these decreases were partially offset by a 68% increase in our gifting concierge channel, largely from a significant order from a luxury department store, and a 40% rise in our international channel, primarily due to expansion in Taiwan.

Wholesale revenues decreased by $264,745, or 5%, primarily due to reduced order volumes from retailers facing current economic challenges. However, despite this environment, we added 175 new wholesale accounts in the first half of 2024 and continue to anticipate significant growth from this revenue channel moving forward.

E-commerce sales fell by $309,515, or 14%, between the two periods, primarily due to reduced consumer spending amid economic uncertainty and inflation, as well as lower promotional activity. In 2023, we cleared excess inventory through promotions, which diminished the need for such pricing in the first half of 2024. This contributed to decreased overall demand but positively impacted our gross margin as a percentage of net revenue.

Retail sales decreased $761,982, or 26% primarily due to lower foot traffic driven by ongoing economic uncertainty, changes in consumer behavior, and the impact of store closures, which collectively reduced sales opportunities. In February 2023, we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom’s March 2023 announcement to exit its entire Canadian operations. Furthermore, in June 2023, December 2023, and March 2024, we exercised our option to terminate our remaining Nordstrom shop-in-shop locations in the United States and we are working to convert them to wholesale account stores. Furthermore, in June 2024, we negotiated the early exit of our Las Vegas retail boutique in Resorts World. Closed store sales contributed approximately $170,000 of the overall decrease in retail sales.

Heightened demand for personalized gifting solutions as customers sought to strengthen client relationships and enhance employee engagement amid a competitive market environment attributed to the increase in Gifting Concierge sales which increased $404,326, or 68%, during 1H 2024 versus 1H 2023. Additionally, a significant order from a luxury department store further contributed to the sales growth in this period.

International sales increased $87,880, or 40%, in 1H 2024 as compared to 1H 2023 primarily driven by our recent expansion in Taiwan.

Gross margin as a percentage of net revenue was consistent period over period at 52.8% for 1H 2024 compared to 53.0% for 1H 2023.

Selling, general, and administrative expenses decreased by $1,039,345, or 11%, from $9,165,679 in the first half of 2023 to $8,126,334 in the first half of 2024. The decrease was primarily attributable to reductions in payroll from headcount reductions and store closures, lower non-cash occupancy costs related to lease terminations, reduced professional service fees following the elimination of certain provider and consulting fees related to ERC refunds in the prior year, and decreased software license and subscription costs due to successful price negotiations and transitions to alternative software solutions.

Loss on asset disposals were $166,225 in 1H 2024 due to asset disposals, primarily leasehold improvements, associated with the early termination of our Las Vegas retail boutique in Resorts World.

Other expense was $909,464 for 1H 2024 compared to other income of $255,265 for 1H 2023. The net decrease was primarily due to $970,441 in government grant income and related interest income of $72,015 recognized in 1H 2023, and an increase in interest expense attributable to non-cash interest expense related to the BLG Note and interest incurred on our Senior Secured Line of Credit. See “—Liquidity and Capital Resources – Senior Secured Line of Credit,” “—Liquidity and Capital Resources – Bristol Luxury Group LLC Debt” and “—Liquidity and Capital Resources –Employee Retention Credit (“ERC”).”

As a result of the foregoing, net loss for 1H 2024 was $4,237,839 compared to $3,458,186 during 1H 2023.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financing, including the Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. The Company could materially and adversely impact its business, financial position, operating results, and cash flows if it is unable to secure financing on commercially reasonable terms, or if it is unable to secure financing at all.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company has primarily financed its operations through a combination of revenue, debt, cash injections from BLG Luxury Group LLC, proceeds from its Regulation A Offering, and its recent Convertible Series B Preferred Shares Offering. See “—Convertible Series B Preferred Shares Offering” “—Regulation A Offering” “—Senior Secured Line of Credit” and “—Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements, primarily inventory, to support distribution growth, innovation, and new collaborations. At June 29, 2024, the Company had $1.1 million of cash and cash equivalents and $0.9 million of accounts receivable which we believe will allow us to finance our activities for the 2024 fiscal year.

Convertible Series B Preferred Shares Offering

On April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock (“the Series B Preferred Stock”) in an exempt offering in reliance on Section 4(a)(2) and Rule 506(c) of Regulation D of the Securities Act. The offering also included a Warrant for shares of Common Stock exercisable at $4.64, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining a 4.99% beneficial ownership of the Company’s outstanding Common Stock. The Company seeks to sell a maximum of 6,000 shares of Series B Preferred Stock and Warrants to purchase Common Stock for maximum gross proceeds of $6 million. As of September 27, 2024, the Company has raised $3,655,000, and issued 787,715 warrants for shares of Common Stock from that offering. The total funds raised includes $75,000 of payroll costs converted by CEO, COO and Director, Scott LaPorta, into 75 Series B Preferred Stock shares in April 2024. We have used the proceeds as working capital and as inventory investment ahead of seasonal 2024 fall and holiday sales.

The Series B Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series B Preferred Stock. As of June 29, 2024 un-declared dividends for the Series B Preferred Stock amounted to $45,123.

For details regarding our Series B Preferred Stock, see Item 6. “Other Information – Material Modification to the Rights of Securityholders” in our Annual Report on Form 1-K for the fiscal year ended December 31, 2023.

Senior Secured Line of Credit

The Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”), establishing a $2.0 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which the Company primarily uses for working capital purposes. The agreement has a termination date of May 24, 2025, and includes certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios. The interest rate for all advances are equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At June 29, 2024, we had $844,882 of outstanding borrowing and a temporary negative borrowing capacity, primarily due to the timing of receipts remitted to AFS (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The borrowing capacity as of September 25, 2024, was $0.2 million. The interest rate on our outstanding borrowings under the line of credit was 10.5% as of June 29, 2024.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement (the “subordination agreement”) which provides AFS with a first-priority interest in substantially all the Company’s assets. This means that in the event of an exit or if the Company declares bankruptcy, AFS would be prioritized for repayment before BLG or the Company’s stockholders.

See Note 6 to our Unaudited Consolidated Financial Statements for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

Secured Promissory Note and Debt Conversion

In connection with Sugarfina Holdings LLC’s acquisition of substantially all the assets of Sugarfina, Inc. out of bankruptcy, BLG entered into a loan agreement with Sugarfina Holdings LLC in the amount of $15,000,000 at an interest rate of 12% per annum (the “BLG Note”) with an initial maturity date of May 21, 2021. The Company extended the maturity date of the BLG Note to May 2025 through subsequent amendments. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO and COO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 shares of Series A Preferred Stock issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”). As of June 29, 2024, the Company owed BLG a total of $13,648,316 under the BLG Note. As of June 29, 2024 and December 31, 2023, there were undeclared dividends on the Series A Preferred Stock in the amount of $4,692,083 and $3,929,757, respectively. For a complete description of our Series A Preferred Stock, see “Securities Being Offered” in our Offering Circular, File No. 024-11352, filed with the Commission on December 30, 2021.

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, the Company would repay BLG and its holders after AFS but before the stockholders.

Cash Injections

Management has, from time-to-time, opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believed the terms of the cash loans from BLG would be more favorable than from a lending institution at that stage of the Company’s development.

Accordingly, BLG has periodically injected cash into the Company, totaling $1,730,000 as of December 31, 2023, to provide additional funds for working capital. In the first half of 2024, the Company received an additional $750,000 from BLG; however, the Company repaid that amount to BLG in June 2024. As of June 29, 2024, the Company had $1,525,584 in accounts payable owed to BLG.

The Company records cash injections to accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again.

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In April 2023, we received the final payment of our ERC refunds totaling $1,042,456. We categorized that total into $970,441 as “Government grant income” and $72,015 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2023 to July 1, 2023.

Third-party consulting fees related to our ERC refunds were $87,340 for the period January 1, 2023 to July 1, 2023. The Company recognized those costs in “Selling, General and Administrative” expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss.

The Company elected to recognize government grant income separately within other income once it was reasonably assured that (1) any conditions attached to the assistance would be met and (2) the assistance would be received.

Cash Flows from Operations

We generally utilize the cash flows we generate from our operations to fund our working capital needs. The Company primarily uses excess funds generated to repay borrowings under our Senior Secured Line of Credit. Changes in working capital items, specifically timing variations in inventory receipts, lease prepayments, payments in accounts payable and accrued liabilities, and accounts receivable collections from customers, can affect operating cash flows.

Net cash flows used in our operating activities were $2,267,714 in 1H 2024 compared to net cash flows provided by our operating activities of $314,777 for 1H 2023. The decrease in operating cash flow for 1H 2024 compared to 1H 2023 was primarily due to the receipt of our government grant receivable of $2,172,353 in 1H 2023.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

Revenues declined on a year-over-year basis as a result of restrained consumer spending, reduced foot and e-commerce traffic, and inflation. The year 2023 saw increased promotional pricing of our products to clear excess inventory that remained because of smaller purchase orders from some of the Company’s wholesale accounts. As a result of clearing excess inventory in 2023, we did not have to use as much promotional pricing in the first half of 2024, which negatively impacted demand, but had a positive impact to our gross margin as a percentage of net revenue. In the first quarter of 2024, management implemented several direct cost-savings initiatives, including reducing headcount, decreasing our retail footprint to better reflect current retail foot traffic levels, renegotiating service contracts for more favorable terms, and increasing prices effective April 2024. We will continue to close unprofitable retail locations or renegotiate existing retail locations for more favorable terms. On July 31, 2024, we closed our Miami retail location at Brickell City Centre and will close our Boca Raton, FL retail location on September 30, 2024. On December 31, 2024 we will close an additional six retail locations, which we believe will improve our overall profitability.

We persist in elevating product visibility and fostering initial usage among consumers through diverse marketing endeavors. These encompass forging strategic partnerships with reputable brands, thereby amplifying our customer base, extending market reach, and propelling the introduction of novel innovations, thereby cultivating favorable momentum. In 2024, we continued our wholesale distribution expansion with new accounts in hospitality and grew our existing distribution with B2B customers through our existing relationship with Faire.com and through national sales group representatives to increase brand awareness throughout North America. Our Gifting Concierge business also had corporate orders from clients ranging from Nordstrom, Inc. to premium sports experiences brand, Legends. In 2024, we have launched or plan to launch brand collaborations with a new premium bourbon brand with a significant female fanbase, a popular tequila brand, and with a licensor of an internationally beloved group of cartoon characters, as well as additional releases of our Chopin premium vodka collections.

We are attentive to market trends and continue to plan for any negative economic shifts. Our strategy, and that of many of our wholesale partners, in managing inflation and any potential economic downturn, is to plan our inventory receipts conservatively so that we may be in a better position to manage through any extended demand softening. We may continue to increase prices on our products if inflation continues to rise, but we will do so cautiously, as such increases could affect demand for our products.

We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

Item 2. Other

None

Item 3. Financial Statements

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 29, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,180,041	$564,585
Restricted cash	215,511	215,084
Accounts receivable	858,559	1,756,722
Inventory	1,850,942	2,568,094
Prepaid expenses	759,894	724,325
	4,864,947	5,828,810

OTHER ASSETS
Right of use assets, net	5,948,274	6,980,987
Property and equipment, net	366,513	701,755
Intellectual property	48,717	105,264
Deposits	561,618	558,768
	6,925,122	8,346,774

TOTAL ASSETS	$11,790,069	$14,175,584

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
Accounts payable	$1,039,350	$924,969
Accrued expenses	933,935	1,558,347
Deferred revenue	93,113	66,531
Lease liabilities	2,549,855	2,581,601
	4,616,253	5,131,448

NONCURRENT LIABILITIES
Due to related party	1,525,584	1,512,707
Senior secured line of credit	844,882	1,417,497
Secured subordinated promissory note payable to related party	13,648,316	12,863,659
Lease liabilities, noncurrent portion	4,395,741	5,710,624
	20,414,523	21,504,487

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDER'S DEFICIT
Series A preferred stock, $0.01 par value,
800,000 shares issued and outstanding at June 29, 2024 and December 31, 2023	8,000	8,000
Series B preferred stock, $0.01 par value,
3,505 shares issued and outstanding at June 29, 2024	35	-
Common stock; $0.01 par value
12,923,593 shares issued and outstanding at June 29, 2024 and December 31, 2023	129,152	129,152
Additional paid-in capital	16,029,284	12,565,712
Accumulated deficit	(29,313,890)	(25,076,051)
Accumulated other comprehensive loss	(93,288)	(87,164)
	(13,240,707)	(12,460,351)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$11,790,069	$14,175,584

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2024 to June 29, 2024	For the Period January 1, 2023 to July 1, 2023
NET REVENUE	$9,894,475	$10,738,511

COST OF SALES	4,672,455	5,042,265

GROSS MARGIN	5,220,020	5,696,246

COSTS AND EXPENSES
Selling, general and administrative	8,126,334	9,165,679
Depreciation and amortization	233,694	224,797
Loss on asset disposals	166,225	-
Total costs and expenses	8,526,253	9,390,476

LOSS FROM OPERATIONS	(3,304,233)	(3,694,230)

OTHER (EXPENSE) INCOME
Interest expense	(899,747)	(774,314)
Government grant income	-	970,441
Interest income	-	72,015
Other expense	(9,717)	(12,877)
	(909,464)	255,265

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,213,697)	(3,438,965)

PROVISION FOR INCOME TAXES	24,142	19,221

NET LOSS	(4,237,839)	(3,458,186)

OTHER COMPREHENSIVE (LOSS) GAIN
Foreign currency translation (loss) gain	(6,124)	2,738

TOTAL COMPREHENSIVE LOSS	$(4,243,963)	$(3,455,448)

NET LOSS PER SHARE
BASIC	$(0.69)	$(0.52)
DILUTED	$(0.33)	$(0.27)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,923,593	12,923,593
DILUTED	12,923,593	12,923,593

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

							Additional		Accumulated Other
	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2022	800,000	$8,000	-	$-	12,915,237	$129,152	$12,498,581	$(18,299,564)	$(94,193)	(5,758,024)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	2,738	2,738

ISSUANCE OF CLASS A COMMON STOCK	-	-	-	-	8,356	-	-	-	-	-

ISSUANCE OF CROWD SAFE SECURITIES	-	-	-	-	-	-	50,211	-	-	50,211

OFFERING COSTS	-	-	-	-	-	-	(9,391)	-	-	(9,391)

NET LOSS	-	-	-	-	-	-	-	(3,458,186)	-	(3,458,186)

BALANCE, JULY 1, 2023	800,000	$8,000	-	$-	12,923,593	$129,152	$12,539,401	$(21,757,750)	$(91,455)	$(9,172,652)

							Additional		Accumulated Other
	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2023	800,000	$8,000	-	$-	12,923,593	$129,152	$12,565,712	$(25,076,051)	$(87,164)	(12,460,351)

OTHER COMPREHENSIVE LOSS	-	-	-		-	-	-	-	(6,124)	(6,124)

ISSUANCE OF SERIES B PREFERRED STOCK	-	-	3,505	35	-	-	3,504,965	-	-	3,505,000

OFFERING COSTS	-	-	-		-	-	(41,393)	-	-	(41,393)

NET LOSS	-	-	-		-	-	-	(4,237,839)	-	(4,237,839)

BALANCE, JUNE 29, 2024	800,000	$8,000	3,505	$35	12,923,593	$129,152	$16,029,284	$(29,313,890)	$(93,288)	$(13,240,707)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period January 1, 2024 to June 29, 2024	For the Period January 1, 2023 to July 1, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,237,839)	$(3,458,186)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	233,694	224,797
Loss on asset disposal	166,225	-
Non-cash interest expense	784,657	700,296
Changes in operating assets and liabilities:
Accounts receivable	898,163	1,248,627
Government grant receivable	-	2,172,353
Inventory	717,152	204,957
Prepaid expenses and deposits	(38,419)	(478,107)
Accounts payable	114,381	417,704
Accrued expenses	(624,412)	(765,084)
Deferred revenue	26,582	12,980
Other, net	(307,898)	34,440
Net Cash (Used In) Provided by Operating Activities	(2,267,714)	314,777

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(8,130)	(27,676)
Net Cash Used in Investing Activities	(8,130)	(27,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	4,590,115	4,742,787
Repayments on senior secured line of credit	(5,162,730)	(5,186,432)
Proceeds from issuance of Series B preferred stock	3,505,000	-
Proceeds from issuance of Crowd SAFE securities	-	50,211
Offering costs	(41,393)	(9,391)
Advances from related party	790,000	-
Payments due to related party	(777,123)	(33,125)
Payments on capital lease liabilities	(6,018)	(29,526)
Net Cash Provided by (Used In) Financing Activities	2,897,851	(465,476)

EFFECT OF EXCHANGE RATES ON CASH	(6,124)	2,738

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	615,883	(175,637)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	779,669	1,408,521

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$1,395,552	$1,232,884

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

SUGARFINA CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company sells its candies through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. Its retail boutiques are located in North America in major cities, including Los Angeles, New York, Boston, Vancouver, and through its franchises in Hong Kong and Taiwan. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s Unaudited Consolidated Financial Statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the Unaudited Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the Unaudited Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At June 29, 2024 and December 31, 2023, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers’ pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon the limited number of suppliers which it selects. There were no concentrations of suppliers during the period January 1, 2024 to June 29, 2024 and January 1, 2023 to July 1, 2023.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For the purposes of the Unaudited Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Unaudited Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Unaudited Consolidated Statements of Cash Flows:

	June 29, 2024	December 31, 2023
Cash and cash equivalents	$1,180,041	$564,585
Restricted cash	215,511	215,084
	$1,395,552	$779,669

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for expected uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Expected credit losses are written off in the period in which the financial asset is no longer collectible. At June 29, 2024 and December 31, 2023, the allowance for doubtful accounts was approximately $39,000 and $19,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Those amounts are immaterial to our consolidated financial statements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under finance leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At June 29, 2024 and December 31, 2023, management assessed that there was no impairment of its long-lived assets.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of products through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	For the Period January 1, 2024 to June 29, 2024	For the Period January 1, 2023 to July 1, 2023	Percentage Change
Wholesale	$4,617,749	$4,882,493	-5%
E-commerce	1,849,843	2,159,358	-14%
Retail	2,124,499	2,886,481	-26%
Gifting Concierge	996,465	592,139	+68%
International	305,920	218,040	+40%
	$9,894,475	$10,738,511	-8%

Advertising

Advertising costs, recorded in selling, general and administrative expenses, are charged to operations when incurred. The Company incurred approximately $362,928 and $391,074 in advertising expenses for the six months ended June 29, 2024 and July 1, 2023, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. At June 29, 2024, we have 378,925 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of June 29, 2024, due to the exit event restrictions on the exercisability of the stock options.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. See Note 5 for additional information.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At June 29, 2024 and December 31, 2023, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recent Accounting Developments

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective prospectively to all annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures.

All other new accounting pronouncements that have been issued, but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial positions or results of operations.

Subsequent Events

In preparing these Unaudited Consolidated Financial Statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 27, 2024, the date the Unaudited Consolidated Financial Statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	June 29, 2024	December 31, 2023
Raw materials	$170,137	$536,263
Finished goods	739,761	878,898
Supplies and other inventory	941,044	1,173,989
	1,850,942	2,589,150
Valuation reserve to net realizable value	-	(21,056)
	$1,850,942	$2,568,094

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	June 29, 2024	December 31, 2023
Equipment	$842,817	$837,042
Furniture and fixtures	447,526	466,296
Leasehold improvements	456,468	767,302
Software	39,211	39,211
	1,786,022	2,109,851
Accumulated depreciation	(1,419,509)	(1,408,096)
	$366,513	$701,755

NOTE 5 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our consolidated balance sheets and we recognize lease expense for those leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	June 29, 2024	December 31, 2023
Assets
	Office and warehouse space	Right of use assets, net	$3,035,673	$3,470,372
	Retail store space	Right of use assets, net	2,912,601	3,510,615
Total Right of use assets, net			$5,948,274	$6,980,987
Liabilities
		Lease liabilities	2,549,855	2,581,601
		Lease liabilities, noncurrent portion	4,395,741	5,710,624
Total Lease liability			$6,945,596	$8,292,225

Our Right of use assets, net balance above includes our unamortized lease incentives with certain of our retail store leases.

We recorded total operating lease expenses of $1,662,806 and $1,819,409 for the period of January 1, 2024 to June 29, 2024 and January 1, 2023 to July 1, 2023, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short-term and variable lease costs incurred during the periods. In January 2024, we exercised our early termination option on four retail locations in Southern California. The termination date will be December 31, 2024 for those locations. Under the terms of those lease agreements, we were required to pay a total of $45,215 in January 2024 to the landlords for the balance of the unamortized tenant allowances. In January 2024, we recorded a lease modification for those retail locations resulting in decreases of $387,188 to Right of use assets, net, $5,571 to Lease liabilities, $532,227 to Lease liabilities, noncurrent portion and $150,610 to selling, general and administrative expenses, for the non-cash portion of the lease expense.

The maturities of our lease liabilities as of June 29, 2024 on an undiscounted cash flow basis are as follows:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total Operating Leases
Remainder of 2024	$495,296	$923,567	$1,418,863
2025	1,009,022	1,405,607	2,414,629
2026	1,039,292	856,028	1,895,320
2027	582,258	398,898	981,156
2028	345,521	86,375	431,896
Total Lease Payments	3,471,389	3,670,475	7,141,864
Less: Interest	(104,655)	(91,613)	(196,268)
Present value of operating lease liabilities	$3,366,734	$3,578,862	$6,945,596

The following table presents the weight average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	June 29, 2024	December 31, 2023
Weighted-average remaining lease term	3.03 years	3.56 years
Weighted-average discount rate	1.80%	1.84%

The following table provides information regarding the cash paid and right of use assets obtained related to our operating leases:

Cash Flows Information	For the Period January 1, 2024 to June 29, 2024	For the Period January 1, 2023 to July 1, 2023
Cash paid for amounts included in the measurement of lease liabilities	$1,281,464	$1,106,482
Leased assets obtained in exchange for new operating lease liabilities	$340,927	$992,562

NOTE 6 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement, through subsequent amendments, provides for a $2.0 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which is used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

•	a “borrowing base” equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 65% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

•	an inventory sublimit equal to the lesser of (a) $1,000,000 or (b) an amount equal to 200% of borrowing base availability,

•	an annual facility fee equal to 1% of the total commitment amount (currently $2,000,000) paid on the closing date, and annually thereafter,

•	a monthly collateral management fee of 0.60% based on the average outstanding loan balance

•	a minimum monthly payment of $5,500

•	and the interest rate for all advances shall be the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At June 29, 2024, we had $844,882 of outstanding borrowings and a temporary negative borrowing capacity, primarily due to the timing of receipts remitted to AFS (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 10.5% as of June 29, 2024.

Simultaneously upon entering into the line of credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) or the stockholders.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $13,648,316 at June 29, 2024 (the “BLG Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement previously described. Interest may be paid-in-kind. The balance of the promissory note is due May 2025. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – Government Grants

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In April 2023, we received the final payment of our ERC refunds totaling $1,042,456. That total is divided into $970,441 categorized as “Government grant income” and $72,015 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2023 to July 1, 2023.

Third-party consulting fees related to our ERC refunds were $87,340 periods January 1, 2023 to July 1, 2023. Those costs were recognized in “Selling, General and Administrative” expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss.

The Company elected to recognize government grant income separately within other income once it was reasonably assured that (1) any conditions attached to the assistance would be met and (2) the assistance would be received.

NOTE 8 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. The existing agreement with the co-packer has no minimum production requirements and provides for annual rate increases of 3.5% on January 1st of each year. In January 2024, we amended the production agreement with our co-packer located in Mexico, extending the term from May 1, 2024 through May 31, 2027, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 9 – Stockholder’s Deficit

Common Stock

At June 29, 2024, we had 12,923,523 outstanding shares of common stock, consisting of 12,500,000 shares issued Bristol Luxury Group, LLC (“BLG”), in connection with our conversion to a corporation in September 2020, and 423,523 shares held by public shareholders from our Regulation A offering (the “Regulation A Offering”) under the Securities Act of 1933..

The Company issued warrants of 5,339 shares to StartEngine Primary, LLC, an underwriter of the Regulation A Offering. These warrants allow the purchase of Common Stock at an exercise price of $10.35 per share and expire on December 29, 2026.

Series A Preferred Stock

At June 29, 2024, BLG owned 800,000 shares of Series A Preferred Stock, which is 100% of the issued and outstanding shares of that class.

Without the consent of the holders of the Series A Preferred Stock, who are entitled to one vote per share and to vote as a separate class, the Company may not (i) increase the authorized number of shares of Series A Preferred Stock; (ii) authorize or increase the number of shares of any other class of Capital Stock or security convertible into capital stock that ranks either senior to or on parity with the Series A Preferred Stock with respect to the right to receive dividends or distributions or the Company’s assets upon liquidation, dissolution or winding up of the Company; (iii) pay any dividend on a lower ranking class of Capital Stock; (iv) effect any redemption; or (v) amend the Certificate of Incorporation in a manner adverse to holders of the Series A Preferred Stock. The Company also has the right to effectuate a redemption of the Series A Preferred Stock at any time for a cash amount equal to $10 per share plus any accrued and unpaid dividends, which accrue on a daily basis at an annual rate of 12% on the Series Issue Price of $10 per share, payable in cash, and to the extent not paid, compounded monthly, provided that such annual rate shall be 14% on the amount of any previously accrued dividends on such share, compounded monthly. No dividends on any other class of Capital Stock may be declared or paid unless, in addition to the required consent of the holders of the Series A Preferred Stock, a dividend is first or simultaneously paid to holders of the Series A Preferred Stock in an amount at least equal to the aggregate dividends accrued and not previously paid. As of June 29, 2024 and December 31, 2023, undeclared dividends for the Series A Preferred Stock amounted to $4,692,083 and $3,929,757, respectively.

Series B Preferred Stock

On April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock (the “Series B Preferred Stock”) in an exempt offering in reliance on Section 4(a)(2) and Rule 506(c) of Regulation D of the Securities Act. All rights of Series B Preferred Stock are subordinated to the rights of the holders of the Company’s Series A Preferred Stock.

The Company seeks to sell a maximum of 6,000 shares of Series B Preferred Stock and Warrants to purchase Common Stock for maximum gross proceeds of $6 million. As of June 29, 2024, the Company had raised $3,505,000 from that offering, including $75,000 of payroll costs converted by CEO, COO and Director. Scott LaPorta into 75 Series B Preferred Stock shares in April 2024. We have used the proceeds as working capital and as inventory investment ahead of seasonal 2024 all and holiday sales.

The Company issued 755,388 warrants for shares of Common Stock exercisable at $4.64, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining a 4.99% beneficial ownership of the Company’s outstanding Common Stock.

The Series B Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series B Preferred Stock. As of June 29, 2024 undeclared dividends for the Series B Preferred Stock amounted to $45,123.

Holders of Series B Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series B Preferred Stock beneficially owning more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)
2.2 Bylaws (1)
2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)
2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)
2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)
2.6 Certificate of Designation of Preferences, Rights and Limitations of 6% Series B Convertible Preferred Stock (7)
3.1 Exchange Agreement (2)
3.2 SAFE Note Agreement with Nominee and Proxy (7)
3.3 Form of Subscription Agreement and Proxy (1)
6.1 Secured Promissory Note (2)
6.2 Security Agreement (1)
6.3 Employment Agreement of Scott LaPorta (1)
6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)
6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (3)
6.6 Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (4)
6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.9 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (4)
6.10 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (4)
6.11 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc. (4)
6.12 Amendment Number Two to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (6)

6.13 First Amendment to Employment Agreement of Scott LaPorta (6)

6.14 Third Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (7)

6.15 Form of 6% Series B Preferred Stock Purchase Agreement (7)
6.16 Form of Warrant (7)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

(5) Filed as an exhibit to the Sugarfina Corp. Regulation Crowdfunding Offering Memorandum on Form C (Commission File No. 020-31647) (filed on January 20, 2023, and incorporated herein by reference).

(6) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 21, 2023, and incorporated herein by reference).

(7) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 29, 2024, and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer and Chief Operating Officer
Date: September 27, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Scott LaPorta
Chief Executive Officer, Chief Operating Officer and Director
Date: September 27, 2024

By:	/s/ Brian Garrett
Brian Garrett, Senior Vice President, Chief Financial Officer
Date: September 27, 2024

By:	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: September 27, 2024

By:	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: September 27, 2024